Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal year ended December 31,

	1998	1999	2000	2001	2002
	(in thousands, except ratios )
Earnings:

Income (loss) before income taxes	(891)	1,068	8,702	36	2,009

Add: Fixed charges	2,728	4,682	5,460	9,177	28,578

Total earnings	1,837	5,750	14,162	9,213	30,587

Fixed Charges:

Interest	2,410	4,083	4,858	8,230	26,620
Amortization/ debt issue costs & bond discount					719
Interest factor of rental expense (a)	318	599	602	947	1,239

Total fixed charges	2,728	4,682	5,460	9,177	28,578

Ratio of earnings to fixed charges	0.7	1.2	2.6	1.0	1.1

(a) COMPUTATION OF INTEREST FACTOR OF RENTAL EXPENSE

Rental expense	954	1,797	1,805	2,842	3,716
Interest factor	33%	33%	33%	33%	33%

Total	318	599	602	947	1,239